[ORCKIT LOGO]


           CHICAGO BOARD OPTION EXCHANGE, AMERICAN STOCK EXCHANGE AND PHILADELPHIA STOCK EXCHANGE BEGIN TRADING OPTIONS ON SHARES OF ORCKIT

Tel Aviv, Israel, May 5, 2005 - Orckit Communications Ltd. (NASDAQ: ORCT) announced today that the Chicago Board Options Exchange (CBOE), the American Stock Exchange (Amex) and the Philadelphia Stock Exchange (PHLX) have listed Orckit Communications options on the respective exchanges. Orckit options listed on all markets have begun trading this week.

For more information on each of the exchanges please refer to their web site:

About the CBOE: www.cboe.com
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About the American Stock Exchange: www.amex.com
About the Philadelphia Stock Exchange: www.phlx.com

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area.



Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.